

April 3, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (989)354-8839

Amy E. Essex
Chief Financial Officer
First Federal of Northern Michigan Bancorp, Inc.
100 S. Second Avenue
Alpena, Michigan 49707

Re: First Federal of Northern Michigan Bancorp, Inc.
Form 10-KSB filed March 02, 2007
File No. 000-31957

Dear Ms. Essex:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief